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                                                                   (Exhibit 12)



                           INTERNATIONAL PAPER COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Dollar amounts in millions)
                                   (Unaudited)

                                                                        For the Years Ended December 31
                                                                        -------------------------------
TITLE                                                     1995        1996       1997        1998           1999        2000
                                                          ----        ----       ----        ----           ----        ----
A) Earnings before income taxes,  minority
   interest and extraordinary items                     $2,742.0     $  939.0    $ 143.0     $  429.0     $  448.0   $   723.0
B) Minority interest expense, net of taxes                (166.0)      (180.0)    (140.0)       (87.0)      (163.0)     (238.0)
C) Fixed charges excluding capitalized interest            740.3        802.1      826.6        866.7        820.9     1,151.5
D) Amortization of previously capitalized interest          29.6         34.2       37.0         38.8         17.0        23.5
E) Equity in undistributed earnings of affiliates          (94.5)         6.2      (40.4)        23.7        (41.6)        5.6
                                                       ---------    ---------    -------    ---------    ---------    --------
F) Earnings before income taxes, extraordinary
     items and fixed charges                            $3,251.4     $1,601.5    $ 826.2     $1,271.2     $1,081.3    $1,665.6
                                                       ---------    ---------    -------    ---------    ---------    --------
FIXED CHARGES
G) Interest and amortization of debt expense            $  664.9     $  699.5    $ 720.0     $  716.9     $  611.5    $  938.1
H) Interest factor attributable to rentals                  64.8         79.0       83.0         80.7         76.3        72.8
I) Preferred dividends of subsidiary                        10.6         23.6       23.6         69.1        133.1       140.6
J) Capitalized interest                                     66.9         71.2       71.6         53.4         29.3        25.2
                                                       ---------    ---------    -------    ---------    ---------    --------
K) Total fixed charges                                  $  807.2     $  873.3    $ 898.2     $  920.1     $  850.2    $1,176.7
                                                       ---------    ---------    -------    ---------    ---------    --------
L) Ratio of earnings to fixed charges                       4.03         1.83                    1.38         1.27        1.42
M) Deficiency in earnings necessary to cover
   fixed charges                                                                  $(72.0)
                                                                                 -------